FORM C Electronic Signature on Behalf of American Draft LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

American Draft LLC

TIN:
82-2759072

Fiscal Year End (mm/dd) 12/31

By:
_____
Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Dakin Cranwell
_____
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

_____
Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

9/20/2017
_____
Date

Certification of a majority of the Board of Directors:

Dakin Cranwell
Print Name

Signature

Signature

9/20/2017
Date

Print Name

Signature

Date

Print Name

Signature

Date

Print Name

Signature

Date